Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

December 15, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 14, 2023

File No. 333-272467

Ladies and Gentlemen,

On behalf of Phoenix Biotech Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 14, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 (the “Amendment No. 3”) to the Registration Statement.

For your convenience, the Staff’s comment is summarized in this letter, and the comment is followed by the response on behalf of the Company. Unless otherwise indicated, page references in the response correspond to the page numbers in the Amendment No. 3, and page references otherwise correspond to the page numbers in the Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Sources and Uses of Funds for the Business Combination, page 16

1.	We note your response to prior comment 8 and re-issue in part. We note the “Total Sources” and “Total Uses” figures in each column are not aligned. Please align these figures or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the closing of the Business Combination is subject to the satisfaction of a condition that New CERo have at least $30.0 million in cash available at closing unless such condition is extended or waived. The Company intends to satisfy such a condition through new equity financing conducted through a private placement of CERo common stock. As of the date of Amendment No. 3, the Company has not obtained any binding commitments for a PIPE transaction or entered into any agreements pursuant to which Public Stockholders would not exercise redemption rights. If the Company enters into a PIPE transaction or non-redemption agreements after the date of Amendment No. 3, the Company will file a supplement to the Registration Statement to present a scenario that incorporates the additional funds that would permit completion of the Business Combination, including satisfying the Available Closing Cash requirement. The Company has revised the disclosure on pages xi, xvii, xviii, xix, 5 and 243 of Amendment No. 3 to indicate that it would file such a supplement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 15, 2023

In response to the Staff’s comment, the Company has reduced the Transaction Costs presented in the Total Uses on page 5 of Amendment No. 3 to only include the portion of Transaction Costs that would be funded through the use of proceeds of the Total Sources if such Total Sources are not increased through the receipt of PIPE financing or non-redemption agreements and reduced the Total Uses to equal the amount of Total Sources in such scenario. The Company has also revised footnote 2 to such table to indicate that the amount reported in the table consists of such portion of the Transaction Costs that would be funded through the proceeds of the Total Sources and that the total amount of such Transaction Costs payable regardless of the source of funding thereof is currently estimated to be approximately $15.1 million.

In addition, the Company and CERo are in active negotiation to significantly reduce the total amount of transaction costs payable in cash at Closing. The Company has added disclosure with respect to such negotiations on page 17 of Amendment No. 3.

The Company has also added disclosure that it would announce any extension or waiver of the Available Cash Closing condition on a Current Report on Form 8-K and a supplement to proxy statement/prospectus on pages xi, xii

Please contact the undersigned at (212) 459-7203 or via email at JLetalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Chris Ehrlich, Phoenix Biotech Acquisition Corp.

Stephen M. Davis, Goodwin Procter LLP

Adam C. Berkaw, Ellenoff Grossman & Schole LLP